Exhibit 99.1

FREE ENGLISH TRANSLATION

DCV REGISTROS S.A.

Page N° :

Date       :

ENEL CHILE S.A.

CERTIFICATE OF SHARES SUBSCRIPTION

SHAREHOLDER’S NAME	:

TAXPAYER NUMBER	:

DATE	:

SHARES TO BE SUBSCRIBED	PRICE PER SHARE	TOTAL PRICE TO BE PAID
	$82.-	$

PAYMENT METHOD	:	CASH	☐	CHECK	☐	BANK	Account Number.

DELIVERY OF THE SUBSCRIPTION AGREEMENT:

☐	AT DCV REGISTROS’ OFFICE

☐	MAIL

SUSBCRIBER	ENEL CHILE

The Subscription Agreement will be delivered to the shareholder once the corresponding shares are paid for, which may only be done from the first business day of the month following the date in which the Company publishes the notice of results under section 212 of the Securities Market Act, Law 18,045, declaring that the Tender Offer over Enel Generación S.A. was successful. The Subscription Agreement will become effective on the date it is delivered to the shareholder along with the shares subscribed. For this purpose, the shareholder hereby empowers and authorizes Enel Chile S.A.’s representatives to fill in the date of the Subscription Agreement, pursuant the aforementioned provision, so that the Subscription Agreement will be effective, and deemed to be legally executed, only after such date.

NOTE: THIS CERTIFICATE DOES NOT REPLACE THE SUBSCRIPTION AGREEMENT.